Exhibit 99.1

Mountain Province Diamonds Announces First Quarter 2019 Production and Sale Results and Provides Q1 Conference Call Details

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, April 25, 2019 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces production and sales results for the first quarter ended March 31, 2019 ("Q1 2019") from the Gahcho Kue Diamond Mine ("GK Mine"). The Company also releases the details for its Q1 2019 earnings conference call and webcast.

Q1 2019 Highlights

(all figures reported on a 100% basis unless otherwise stated)

  870,949 tonnes treated, an 11% increase on comparable quarter (Q1 2018: 786,000 tonnes).
  1,584,552 carats recovered at an average grade of 1.82 carats per tonne, slightly lower than the same period last year and mainly as a result of planned mine sequencing and lower grade ore tonnes treated during the quarter (Q1 2018: 1,641,000 carats and 2.09 carats per tonne).
  9,528,018 total tonnes mined, a 16% increase on comparable period (Q1 2018: 8,202,000).
  In Q1 2019, the Company sold 643,739 carats at an average value of $USD 71 per carat ($CAD 94 per carat) for total proceeds of $USD 45.8 million ($CAD 60.7 million) in comparison to 527,000 carats sold at an average value of $USD 99 per carat ($CAD 126 per carat) for total proceeds of $USD 52 million ($CAD 66.6 million) in Q1 2018.

Q1 2019 Production Statistics1

	2019 Q1	2018 Q1	YoY Variance
Total tonnes mined (ore and waste)	9,528,018	8,202,000	16%
Ore tonnes mined	605,027	741,000	-18%
Ore tonnes treated	870,949	786,000	11%
Carats recovered	1,584,552	1,641,000	-3%
Carats recovered (49% share)	776,431	804,000	-3%
Recovered grade (carats per tonne)	1.82	2.09	-13%
[1]All figures reported are on 100% basis unless otherwise stated

Q1 2019 Diamond Sales

Results from the Company's first two diamond sales of 2019 were promising as demand for our diamonds increased and market prices stabilised.

Reid Mackie, the Company's Vice President of Diamond Marketing, commented: "We had a strong start to 2019 with increased customer demand for our product and price increases observed across most rough diamond categories, particularly in the better quality diamonds. The rough market is showing signs of stability and there are early signs of a potential price recovery in the cheaper run of mine products where we saw low single digit increases."

Q1 2019 Summary

Q1 2019 production results were slightly ahead of the Company's expectation following a solid 2018 performance across all metrics. Just over 9.5 million tonnes of material were mined during the first quarter, 16% higher than the same period last year. The average grade during the quarter was lower than what the plant has been experiencing over the past few quarters, but in line with the expected outcome for Q1. The lower grade during the quarter is a function of two key factors; mine plan sequencing which allowed for lower grade ore tonnes to be treated, and the early impacts of the initiatives to increase plant performance by increasing sieve size cut offs. As stated previously, the Company and its JV Partner DeBeers Canada, are in the early stages of implementing changes in the plant which will result in higher throughput in tonnes treated by increasing sieve sizes to accommodate the recovery of larger and higher quality stones at a faster pace. This in turn will cause the grade to be slightly lower than previously reported as the lower quality and smaller stones will be eliminated from the recovery process. The main objective of this initiative is to increase revenue per hour generated in the GK Plant by eliminating lower quality and smaller stones in the early stages of treatment.  The benefits of the changes are starting to be seen in the value of the production sold.

During the quarter, the plant treated 870,949 tonnes, 11% higher than the same period last year and produced just under 1.6 million carats. The GK Mine remains on track to achieve it's 2019 production guidance of 6.6 – 6.9 million carats.

Stuart Brown, the Company's President and Chief Executive Officer, commented: "we have had a solid start to the year with our Q1 sales and production results slightly ahead of our expectations.  We remain on track to achieve our 2019 target of 3.3 – 3.45 million carats (our 49% share of the full production) recovered, which together with the improving diamond market and the planned plant enhancements will translate into a better operating margin."

The Company will release Q1 2019 financial results on Wednesday May 8th, 2019 after market hours. The Company will host its quarterly conference call on Thursday May 9th, 2019 at 11:00am EDT.

Q1 2019 Conference Call Dial-In Details:

Title: Mountain Province Diamonds Inc Q1 Earnings Conference Call
Conference ID: 7179307
Date of call: 05/09/2019
Time of call: 11:00 Eastern Time
Expected Duration: 60 minutes

Webcast Link: https://edge.media-server.com/m6/p/dtcvb9mr

Participant Toll-Free Dial-In Number: (866) 300-0510
Participant International Dial-In Number: (636) 812-6656

A replay of the webcast and audio call will be available on the Company's website

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kue diamond mine located in Canada's Northwest Territories.  Gahcho Kue is the world's largest new diamond mine, consisting of a cluster of various diamondiferous kimberlites, four of which are being developed and mined under the current mine plan. The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kue Mine that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

Qualified Person
The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, Investor Relations, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 02:00e 25-APR-19